SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: March 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F     X            Form 40-F
                                ----                        ----



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                 No     X
                               ----               ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation, dated March 18, 2004, announcing that the common shares of World Heart Corporation will commence trading today on the NASDAQ National Market, under the symbol "WHRT."

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

News Release

For Immediate Release

         World Heart Corporation Shares to Begin Trading on NASDAQ Today

Ottawa, Ontario - March 18, 2004: (NASDAQ: WHRT, TSX: WHT) - As previously announced the common shares of World Heart Corporation will commence trading today on the NASDAQ National Market, under the symbol WHRT. Effective today, the common shares will no longer be traded on the Over-The-Counter-Bulletin-Board market (OTCBB).

About World Heart Corporation:
World Heart Corporation, a global medical device company based in Ottawa, Ontario and with facilities in Oakland, California, USA and Heesch, Netherlands is currently focused on the development and commercialization of pulsatile ventricular assist devices (VADs). Its Novacor(R) LVAS is well established in the VAD marketplace and provides both short-term and long-term support of patients with end-stage heart failure.



Contact Information:
Judith Dugan
World Heart Corporation
(613) 226-4278
www.worldheart.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        World Heart Corporation


     Date:  March 18, 2004              By:      /s/ Mark Goudie
                                           -------------------------------
                                           Name:   Mark Goudie
                                           Title:  Chief Financial Officer